LOAN AUTOMATIC LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
AND
FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION
(JANUARY 22, 2020) TO DECEMBER 31, 2020

LOAN AUTOMATIC LLC

CONTENTS

Independent Accountant's Review Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Schedule of Selling, General and Administrative Expenses	6
Notes to Financial Statements	7-12

ACS

ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY
212.867.1319
www.acsaccounting.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the members
Loan Automatic, LLC
Vernon, Connecticut

We have reviewed the accompanying financial statements of **Loan Automatic, LLC**, which comprise the balance sheet as of December 31, 2020, and the related statements of operations and members' equity and cash flows for the period from Inception (January 22, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Loan Automatic, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
March 15, 2021

LOAN AUTOMATIC LLC

BALANCE SHEET

	December 31, 2020
ASSETS	
Current assets:	
Cash	$ 382,108
Non current assets:	
Due from related party	32,808
Other assets	5,188
Total non current assets	37,996
Intangible assets:	
Internally developed software	275,080
Total assets	$ 695,184
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 7,772
Advance for internally developed software	25,000
Note payable, current	50,000
Total current liabilities	82,772
Simple agreement for future equity	600,099
Total liabilities	682,871
Members' equity	12,313
Total liabilities and members' equity	$ 695,184

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF OPERATIONS

For the Period from Inception (January 22, 2020) to December 31, 2020		
Transaction fee income	$	32,808
Operating expenses		
Selling, general and administrative expenses		83,160
Net loss	$	(50,352)

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	For the Period from Inception (January 22, 2020) to December 31, 2020
Members' equity, January 22, 2020	$ -
Capital contribution from members	62,665
Net loss	(50,352)
Members' equity, December 31, 2020	$ 12,313

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF CASH FLOWS

		For the period from Inception (January 22, 2020) to December 31, 2020
Cash flows from operating activities:		
Net loss	$	(50,352)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts payable and accrued expenses		7,772
Other assets		(5,188)
Net cash used in by operating activities		(47,768)
Cash flows used in investing activities:		
Capitalized cost of internally developed software		(275,080)
Cash flows from financing activities:		
Capital contributions from members		62,665
Due from related party		(32,808)
Advance for internally developed software		25,000
Proceeds from issuance of notes payable		50,000
Proceeds from issuance of SAFE (Simple Agreement for Future Equity) units		600,099
Net cash provided by financing activities		704,956
Net increase in cash		382,108
Cash, beginning of the period		-
Cash, end of the period	$	382,108

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

Schedules of Selling, General and Administrative Expenses

For the Period from Inception (January 22, 2020) to December 31, 2020

Advertising and promotion	$	12,996
Consulting		13,250
Auto		676
Bank charges		192
Computer and internet expenses		9,219
Meals and entertainment		6,298
Office supplies		3,568
Postage		645
Professional fees		10,018
Rent		5,142
Telephone expenses		3,864
Travel		17,089
Utilities		203
	$	83,160

See independent accountant's review report and notes to financial statements.

1. Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020. Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. This platform is being developed in collaboration with Signal Auto Broker (a related entity). Automatic plans to offer a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 445 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to allowances, and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of December 31, 2020, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the period from inception (January 22, 2020) to December 31, 2020.

2. Summary of Significant Accounting Policies (Continued)

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The development, testing and implementation began in 2020. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns a transaction fee at certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon the closing of the loan.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice. There were no accounts receivable at December 31, 2020.

Advertising and Promotion

Advertising costs are expensed as incurred. Advertising expense for the period from inception (January 22, 2020) to December 31, 2020 was $12,996 and is included in schedule of selling, general and Administrative Expense.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation. The risks are as follows:

Economic trends that affect the automotive retail industry – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

Competitive market – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

Regulatory consideration – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

2. Summary of Significant Accounting Policies (Continued)

Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and all related amendments. ASC 606 supersedes most existing revenue recognition guidance. ASC 606 provides a principles-based framework for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects in exchange for the goods or services provided. It also requires enhanced disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. For nonpublic companies the new guidance was effective for annual reporting periods beginning after December 15, 2018 and interim and annual reporting periods after those reporting periods.

Revenues from product sales is recognized only when the parties to the contract have approved it and are committed to perform their respective obligation, Automatic can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), Automatic can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that Automatic will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which Automatic expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes. Automatic has adopted ASC 606 and all related amendments since its inception on January 22, 2020.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is being refactored (platform architecture and user experience) to incorporate learnings from the first year of integration and successfully scale for Automatic's future growth plans. Existing stakeholders will be migrated to the new platform once complete and new integration plans are being reprioritized until after refactor is complete. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of December 31, 2020:

Capitalized development costs	$ 275,080

4. Advance for Internally Developed Software

Automatic has received an advance from an unrelated party for $25,000 that is to be used for the development of Automatic's internal software. In exchange for this advance, Automatic and the unrelated party agreed to enter into a revenue sharing arrangement which the terms are to be determined at a later date.

5. Note Payable

On October 6, 2020, Automatic entered into a promissory note agreement with a lender for $50,000, which bears interest at 5% annually. This note was originally due on January 6, 2021 and now has been extended for additional three months. The note now expires on April 6, 2021. Accrued interest expense of $604 is included on Accounts payable and accrued expense in the balance sheet. During January 2021, $35,000 was repaid along with the interest to the noteholder.

6. Simple Agreement for Future Equity

During the period from inception (January 22, 2020) to December 31, 2020, Automatic issued Simple Agreement for Future Equity ("SAFE") Units. A SAFE is an instrument whereby an investor makes a cash investment in exchange for the right to certain shares of the Automatic's capital stock, subject to certain terms and events, as defined in the agreement. The types of events and the resulting conversions and/or effects are as follows:

Equity Financing Event – If there is an Equity Financing before the termination of SAFE, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price, upon initial closing of such Equity Financing.

Liquidity Event - If there is a Liquidity Event before the termination of SAFE, the SAFE will operate like a standard non-participating Preferred Unit and the investor's right to receive the Cash-Out amount will be as follows:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into units).

(ii) On par with payments for other SAFE and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the investor and such other SAFE and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE and/or Preferred Units in proportion to the full payments that would otherwise be due.

(iii) Senior to payments of Common Units

Dissolution Event – If there is a Dissolution Event before the termination of SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution event subject to liquidation priority described in "Liquidity Event" above.

For period from inception (January 22, 2020) to December 31, 2020, Automatic issued $600,099 in SAFE Units.

7. Significant Concentrations and Related Party

Concentration of Credit Risk

Financial instruments which potentially subject Automatic to concentrations of credit risk consist of cash. At times, Automatic's cash balances deposited with the financial institutions exceeded the current insured amount stipulated by Federal Deposit Insurance Corporation ("FDIC") of up to $250,000 per institution through December 31, 2020. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Automatic has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenues from related party

For the period from inception (January 22, 2020) to December 31, 2020, 100% of transaction fee was earned from an entity owned by one of the members of Automatic. The revenues earned from this entity accounted for 100% of receivables on December 31, 2020 and is shown in the balance sheet as 'Due from related party'.

8. Subsequent Events

For the period from inception (January 22, 2020) to December 31, 2020, Automatic has evaluated subsequent events for potential recognition and disclosure through March 15, 2021, the date the financial statements were available to be issued. Automatic has determined that the following subsequent events would require disclosure in these financial statements:

(a) Automatic issued additional SAFE instruments during the month of February 2021 totaling to $474,963.

(b) During January 2021, $35,000 out of a total note payable of $50,000 was repaid along with the interest to the noteholder.